FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated January 16, 2008.

Exhibit 1

DryShips Inc. Announces the Results of the Special Meeting of Shareholders and Decision to Defer Stock Split

ATHENS, GREECE, January 16, 2008 -- DryShips Inc. (NASDAQ: DRYS) announced that a special meeting of shareholders held today approved an amendment to the Company's Articles of Incorporation increasing the authorized shares of common stock to One Billion (1,000,000,000) shares, par value $0.01 per share, and the authorized shares of preferred stock to Five Hundred Million (500,000,000) shares, par value $0.01 per share.

Although the Company previously announced its intention to effect a 3:1 stock split in the form of a share dividend following today’s special meeting, the board of directors has determined that in light of recent developments in the trading price of the Company’s common stock, it is in the best interests of the Company and its shareholders to defer the proposed stock split until a more favorable time in order to preserve shareholder value.

About  DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this release, DryShips owns a fleet of 46 drybulk carriers comprising 5 Capesize, 30 Panamax, 2 Supramax, 1 Handymax, and 8 newbuilding drybulk vessels, with a combined deadweight tonnage of over 4 million tons.

DryShips Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol "DRYS".

Visit our website at www.dryships.com

Contact:

Investor Relations/Media

Nicolas Bornozis

Capital Link, Inc., New York

Tel. 212 661 7566

E-mail: Dryships@capitallink.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated: January 16, 2008

By: /s/ George Economou

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George Economou

Chief Executive Officer

Endnotes